U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities and Exchange Act of 1934

For Year Ended December 31, 2002

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

INDEPENDENT AUDITORS’ REPORT

Crane Co. Union Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Crane Co. Union Savings and Investment Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

Stamford, Connecticut

June 6, 2003

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS
INVESTMENTS, AT FAIR VALUE:
Crane Co. Stock Fund	$9,430	$19,322
Prudential Jennison Growth Fund Z	110,919	148,934
Prudential Stock Index Fund Z	79,663	82,627
Wells Fargo Stable Value Fund A	699,375	740,361
Fidelity Advisors Growth Opportunities Fund T	33,830	83,991
Oppenheimer Enterprise Fund A	27,597	21,364
Putnam International Growth Fund A	77,412	88,142
Dreyfus Premier Balanced Fund A	137,634	200,644
MFS Mid-Cap Growth Fund A	59,278	84,716
Fidelity Advisor Dividend Growth Fund T	135,629	172,673
Loan Fund	53,011	65,621

Total investments	1,423,778	1,708,395

RECEIVABLES:
Company contributions	2,886	11,722
Employee contributions	18,146	24,313
Employee loan payments	1,327	1,864

Total receivables	22,359	37,899

NET ASSETS AVAILABLE FOR BENEFITS	$1,446,137	$1,746,294

See notes to financial statements.

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CONTRIBUTIONS:
Employee	$255,627	$344,077
Company	70,565	29,515

Total contributions	326,192	373,592

LOSS ON INVESTMENTS, NET:
Interest and dividends	7,323	8,941
Net depreciation in fair value of investments	(195,106)	(79,708)

Total loss on investments, net	(187,783)	(70,767)

Distributions to participants	(436,774)	(64,779)
Rollovers and transfers from other plans	—	565,077
Administrative and other expenses	(1,792)	(1,289)

Net (decrease) increase in net assets available for benefits	(300,157)	801,834

Net Assets Available for Benefits beginning of year	1,746,294	944,460

Net Assets Available for Benefits end of year	$1,446,137	$1,746,294

See notes to financial statements.

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN

The following is a brief description of the Crane Co. Union Savings and Investment Plan (the “Plan”). Participants should refer to the Plan agreement and amendments for more complete information.

A.    General—The Plan is a defined contribution plan covering certain United States of America (“U.S.”) collective bargaining employees of Crane Co. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B.    Plan Amendments—The predecessor plan was The Mark Controls 401(k) Savings Plan and was amended effective January 1, 1998 renaming the Plan as the Crane Co. Union Savings and Investment Plan. Effective January 1, 1998, the Plan became available to those Crane Co. collective bargaining units who negotiated inclusion in the Plan. The benefits delivered vary by union group and are dependent upon the negotiated terms through the collective bargaining process.

C.    Administration of the Plan—The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D.    Participation—Subject to certain conditions, U.S. collective bargaining employees of Crane Washington (effective 1998); Sequentia (effective 2001); Powers Process (effective 1995 was sold in September 2001); Dyrotech Industries (effective 1998 was sold in September 2002) and Kemlite Company, Inc. (Cortec, effective 1998 was sold in September 2002) are eligible to participate in the Plan on the first day of the month succeeding the month after all eligibility requirements have been satisfied as established by the collective bargaining agreement.

E.    Contributions and Funding Policy—Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. Contributions are invested in short-term, stock, equity, bond, Company stock or fixed income funds selected by the participant. The Company matching benefits vary by collective bargaining group and are dependent upon the negotiated terms through the collective bargaining process. In accordance with the Internal Revenue Code (the “Code”), participant pretax contributions could not exceed $11,000 in 2002 and $10,500 in 2001. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F.    Expenses—Plan administrative expenses (except those associated with the Crane Co. Stock Fund) are paid by the Company. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions. Participant loan fees are paid by the participant through automatic payroll deductions.

G.    Vesting—Employee contributions are one hundred percent vested. Vesting for employer contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 years but fewer than 3	40%
3 years but fewer than 4	60%
4 years but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

H.    Distributions—A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions.

I.    Plan Termination—The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Code, the Committee shall thereupon direct either (i) The Prudential Trust Company (“Trustee”) to continue to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

J.    Tax Status—The Internal Revenue Service has determined and informed the Company by letter dated June 1, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator has applied for an IRS determination on the Plan, as amended. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

K.    Rollovers and Transfers from Other Plans—Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

L.    Participant Loan Fund—Some participants (depending upon the collective bargaining process) may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between the investment fund and the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

M.    Investment Funds

The Plan has provided the following funds in which participants elected to invest their Plan assets:

Crane Co. Stock Fund—Invests in the common stock of Crane Co.

Prudential Jennison Growth Fund Z—Consists of a diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The sub-advisor seeks companies that it believes are attractively valued and has demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

Prudential Stock Index Fund Z—Seeks to replicate the performance of the S&P 500 index. The fund normally invests up to 80% of assets in securities listed on the S&P 500 index. It intends to purchase all 500 securities in the same proportions as they are represented on the index. The fund seeks to achieve a .95 correlation with the index. It may invest the balance of assets in other equity-related securities, U.S. government debt, put and call options on securities and stock indices, and futures contracts on stock indices and options.

Wells Fargo Stable Value Fund A—Consists of a diversified portfolio of assets issued by highly-rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies such as: guaranteed investment contracts, bank investment contracts, corporate bonds, U.S. Treasury/Agency Securities, mortgage related securities and asset backed securities.

Fidelity Advisors Growth Opportunities Fund T—Consists of a diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed-income securities. The fund may invest without limit in foreign securities.

Oppenheimer Enterprise Fund A—Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies with market capitalizations at or below $500 million. It may invest the remaining assets in companies with larger market capitalizations. The fund may invest without limitations in foreign securities. It may invest in investment-grade debt securities.

Putnam International Growth Fund A—Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets.

Dreyfus Premier Balanced Fund A—Seeks to out perform a hybrid index that includes the S&P 500 index and the Lehman Brothers Intermediate Bond index. The fund normally invests 60% of assets in common stocks and 40% in investment-grade bonds. Although the equity and debt portions are similar to their respective indices, the fund may purchase securities not included on the indices.

MFS Mid-Cap Growth Fund A—Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of medium market capitalizations. Management determines market capitalization by selecting companies that fall within the range of the Russell MIDcap Growth index. It may invest up to 20% in debt rated below BBB and up to 35% of assets in foreign securities.

Fidelity Advisor Dividend Growth Fund T—Consists of a diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in companies that the advisor believes have either the potential for dividend growth or commencing dividends. It may invest in securities of either domestic or foreign issuers. The fund may invest in either growth stocks or value stocks or both.

The Trustee may, at its discretion, keep any portion of the above-mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a “General Account” pending further instruction by participants.

2.	SUMMARY OF ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

A.    The financial statements of the Plan have been prepared using the accrual basis of accounting.

B.    Investment Valuation—Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund is valued at the quoted market price of the Company’s common stock. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5 percent or more of the Plan’s net assets as of December 31, 2002 and 2001:

	2002		2001
	Shares/ Units	Market Value	Shares/ Units	Market Value
Prudential Jennison Growth Fund Z	10,811	$110,919	10,016	$148,934
Prudential Stock Index Fund Z	4,062	79,663	3,233	82,627
Wells Fargo Stable Value Fund A	21,370	699,375	23,797	740,361
Putnam International Growth Fund A	4,717	77,412	4,447	88,142
Dreyfus Premier Balanced Fund A	12,997	137,634	15,434	200,644
Fidelity Advisor Dividend Growth Fund T	14,726	135,629	14,771	172,673

C.    Investment Transactions and Investment Income—Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participants’ relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D.    Distributions to Participants—Benefit payments are recorded when paid.

E.    General—The financial statements are prepared in conformity with accounting principles generally accepted in the U.S. which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.	PARTIES-IN-INTEREST

The Plan has investments and transactions with parties-in-interest, those parties being the Trustee, Crane Co. and participants with loan balances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Union Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE

CRANE CO. UNION

SAVINGS AND INVESTMENT PLAN

/S/ G. A. DICKOFF
G. A. Dickoff

/S/ A. I. DUPONT
A. I. duPont

/S/ E.M. KOPCZICK
E. M. Kopczick

/S/ G.S. SCIMONE
G. S. Scimone

/S/ L.J. WOOD
L. J. Wood

Stamford, CT

June 27, 2003

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

SCHEDULE H, Line 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

Identity of Issue	Shares	Cost	Current Value
Crane Co. Stock Fund*	473	$10,573	$9,430
Prudential Jennison Growth Fund Z*	10,811	174,247	110,919
Prudential Stock Index Fund Z*	4,062	114,766	79,663
Wells Fargo Stable Value Fund A	21,370	643,927	699,375
Fidelity Advisors Growth Opportunities Fund T	1,525	56,638	33,830
Oppenheimer Enterprise Fund A	3,161	47,332	27,597
Putnam International Growth Fund A	4,717	96,085	77,412
Dreyfus Premier Balanced Fund A	12,997	182,620	137,634
MFS Mid-Cap Growth Fund A	10,473	87,146	59,278
Fidelity Advisor Dividend Growth Fund T	14,726	168,741	135,629
Loans to Participants*—Loans have interest rates ranging from 6.75% to 11.50% and mature in 2003 through 2007	—	53,011	53,011

		$1,635,086	$1,423,778

*Represents a party-in-interest to the plan.